Clinger & Co., Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

Cash Flows from Operating Activities:		
Net Income	$	(2,788)
Changes in Operating Assets and Liabilities:		
Investments		2,860
Commissions Receivable		(1,124)
Accounts Payable		486
Net Cash Provided by Operating Activities		(567)
Cash Flows for Investing Activities		-
Cash Flows from Financing Activities:		-
Net Decrease in Cash		(567)
Cash at Beginning of Year		6,362
Cash at End of Year	$	5,795

SUPPLEMENTAL INFORMATION

Interest Paid	$	-
Income Taxes Paid	$	-

The accompanying notes are an integral part of these financial statements.